UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549

                         SCHEDULE 13D

           UNDER THE SECURITIES EXCHANGE ACT OF 1934



                      ELSINORE CORPORATION
- -------------------------------------------------------------
                       (Name of Issuer)

            Common Stock, Par Value $.001 Per Share
- -------------------------------------------------------------
                (Title of Class of Securities)

                            231624
                ------------------------------
                        (CUSIP Number)


                      Harry C. Hagerty, III
                   1290 Avenue of the Americas
                    New York, New York  10104
- -------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                         March 31, 1995
                ------------------------------
    (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / x /. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         SCHEDULE 13D

CUSIP No. 231624
- -------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Magnolia Partners Limited Partnership;
     IRS ID. NO.:  Applied for
- -------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a) /   /
                                                  (b) / x /
- -------------------------------------------------------------
3    SEC USE ONLY

- -------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
- -------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                       /  /
- -------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.
- -------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     7    SOLE VOTING POWER

          1,000,000
- -------------------------------------------------------------
     8    SHARED VOTING POWER

          -0-
- -------------------------------------------------------------
     9    SOLE DISPOSITIVE POWER

          1,000,000
- -------------------------------------------------------------
     10   SHARED DISPOSITIVE POWER

          -0-
- -------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,000,000
- -------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                       /  /
- -------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.01%
- -------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
- -------------------------------------------------------------
                         SCHEDULE 13D

CUSIP No. 231624
- -------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Elsco, Inc.:  IRS ID. NO. Applied for
- -------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a) /   /
                                                  (b) / x /
- -------------------------------------------------------------
3    SEC USE ONLY

- -------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
- -------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                       /  /
- -------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.
- -------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

     7    SOLE VOTING POWER

          1,000,000
- -------------------------------------------------------------
     8    SHARED VOTING POWER

          -0-
- -------------------------------------------------------------
     9    SOLE DISPOSITIVE POWER

          1,000,000
- -------------------------------------------------------------
     10   SHARED DISPOSITIVE POWER

          -0-
- -------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,000,000
- -------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                       /  /
- -------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.01%
- -------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
- -------------------------------------------------------------
                         SCHEDULE 13D

CUSIP No. 231624
- -------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Harry C. Hagerty, III; S.S. No. ###-##-####
- -------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a) /   /
                                                  (b) / x /
- -------------------------------------------------------------
3    SEC USE ONLY

- -------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
- -------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                       /  /
- -------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.
- -------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

     7    SOLE VOTING POWER

          1,000,000
- -------------------------------------------------------------
     8    SHARED VOTING POWER

          -0-
- -------------------------------------------------------------
     9    SOLE DISPOSITIVE POWER

          1,000,000
- -------------------------------------------------------------
     10   SHARED DISPOSITIVE POWER

          -0-
- -------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,000,000
- -------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                       /  /
- -------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.01%
- -------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
- -------------------------------------------------------------
                        MAGNOLIA PARTNERS, L.P.
                             SCHEDULE 13D



    Item 1. Security and Issuer.
    ------  -------------------

    The class of securities to which this Statement on Schedule 13D ("Statement") relates is the common stock (the "Common Stock"), par value $.001 per share, of Elsinore Corporation, a Nevada corporation (the "Company"), into which the 7-1/2% Convertible Subordinated Notes Due December 31, 1996 of the Company (the "Notes") may be converted. The principal executive offices of the Company are located at 202 Fremont Street, Las Vegas, Nevada 89101.

    Item 2. Identity and Background.
    ------  -----------------------

    (a)-(c), (f) This Statement is being filed by Magnolia Partners Limited Partnership, a Delaware limited partnership (the
"Partnership") and the persons named below (the "Reporting
Persons"). The Partnership is organized for the purpose of acquiring the Notes and its principal business is to hold the Notes. The business address of the Partnership is 1290 Avenue of the Americas, New York, New York 10104.

    Elsco, Inc., a Delaware corporation, is the general partner of the Partnership (the "General Partner"). The principal business of the General Partner is to serve as the general partner of the Partnership. The business address of the General Partner is 1290 Avenue of the Americas, New York, New York 10104.

    Harry C. Hagerty, III is the sole controlling person, director and executive officer of the General Partner. Mr. Hagerty is a Director of C.J.Lawrence/Deutsche Bank Securities Corporation, an investment banking firm. His business address and that of his employer is 1290 Avenue of the Americas, New York, New York 10104. Mr. Hagerty is a U.S. citizen.

    (d)-(e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    Item 3. Source and Amount of Funds or Other Consideration.
    ------  -------------------------------------------------

    The Partnership paid an aggregate of $1,125,000 for the Notes, which amount was derived entirely from capital contributions by the General Partner and the limited partners of the Partnership.

    Item 4. Purpose of Transaction.
    ------  ----------------------

    In connection with the purchase of the Notes, the Company and the Partnership entered into a Note Purchase Agreement, dated as of March 30, 1995 (the "Agreement"). Under the Agreement, the Notes may be converted into shares of Common Stock at a conversion price per share that is currently $1.125 and that is subject to adjustment in certain events (the "Conversion"). If the Partnership were to exercise its conversion right at the current conversion price, it would have the right to acquire 1,000,000 shares of Common Stock. In addition, until the later of December 31, 1996 or the date the Notes are paid in full, the Partnership will have preemptive rights to maintain its equity ownership in the Company in connection with any future financings, on the same terms and conditions offered to the third parties. The Partnership also has the right to acquire additional shares of Common Stock upon default by the Company of certain obligations under the Agreement or the Notes ("Default") at a price per share equal to 75% of the average closing price of the Common Stock during the 10 trading days preceding the Default. The number of shares of Common Stock subject to such purchase right may not exceed the quotient obtained by dividing $3 million by such per share purchase price.

    Under the Agreement, the Partnership may designate one person to be appointed to the Board of Directors of the Company. Solely in the event of Default, the Partnership may designate one additional director to be appointed to the Board of Directors.

    Except as otherwise disclosed in this Statement, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the following:

 (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

 (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

 (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

 (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

 (e) Any material change in the present capitalization or dividend policy of the Company;

 (f) Any other material change in the Company's business or corporate structure;

 (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

 (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

 (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Securities Exchange Act of 1934, as amended; or

 (j)     Any action similar to those enumerated above.

    Item 5. Interest in Securities of the Issuer.
    ------  ------------------------------------

    (a)-(b) The aggregate number and percentage of shares of Common Stock owned by the Reporting Persons, the number of shares as to which the Reporting Persons have sole power to vote or direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are as follows:

                            THE PARTNERSHIP

   Nature of                 Number of        Percent of Total Number
   Ownership                 Shares           of Outstanding Shares
   ---------                 ---------        -----------------------
   Sole Power to Vote        1,000,000*               6.01%
   or Direct the Vote

   Shared Power to Vote          -0-                  n/a
   Direct the Vote

   Sole Power to Dispose     1,000,000*               6.01%
   or to Direct the
   Disposition

   Shared Power to              -0-                   n/a
   Dispose or to
   Direct the Disposal

   Total Beneficially        1,000,000*               6.01%
   Owned
_________________________________

* Representing shares of Common Stock which may be acquired upon Conversion.

                            GENERAL PARTNER

   Nature of                 Number of        Percent of Total Number
   Ownership                 Shares           of Outstanding Shares
   ---------                 ---------        -----------------------
   Sole Power to Vote        1,000,000*               6.01%
   or Direct the Vote

   Shared Power to Vote          -0-                  n/a
   or Direct the Vote

   Sole Power to Dispose     1,000,000*               6.01%
   or to Direct the
   Disposition

   Shared Power to               -0-                  n/a
   Dispose or to
   Direct the Disposal

   Total Beneficially        1,000,000*               6.01%
   Owned
_________________________________

* Representing shares of Common Stock that may be held of record by the Partnership upon Conversion. Pursuant to Exchange Act Rule
  13d-4, the General Partner expressly disclaims beneficial ownership of such shares.

                              MR. HAGERTY

   Nature of                 Number of        Percent of Total Number
   Ownership                 Shares           of Outstanding Shares
   ---------                 ---------        -----------------------
   [S]                       [C]                      [C]
   Sole Power to Vote        1,000,000*               6.01%
   Direct the Vote

   Shared Power to Vote          -0-                  n/a
   or Direct the Vote

   Sole Power to Dispose     1,000,000*               6.01%
   or to Direct the
   Disposition

   Shared Power to               -0-                   n/a
   Dispose or to
   Direct the Disposal

   Total Beneficially        1,000,000*               6.01%
      Owned
_________________________________
[FN]
* Representing shares of Common Stock that may be held of record by the Partnership upon Conversion. Pursuant to Exchange Act Rule
  13d-4, Mr. Hagerty expressly disclaims beneficial ownership of such shares.

     (c) Except as described in this Statement, none of the Reporting Persons has bought or sold or otherwise effected any transactions in the Notes or shares of the Common Stock during the past 60 days.

     (d)-(e)  Not applicable.

      Item 6. Contracts, Arrangements, Understandings or
      ------  Relationships with Respect to Securities of the
              Issuer.
              ------------------------------------------------

      The relationship between the Partnership and the General Partner is set forth in a Limited Partnership Agreement, dated March 24, 1995 (the "Partnership Agreement"). The Partnership Agreement describes the rights and obligations of the parties in the Partnership with respect to the ownership of the Notes.

      Item 7. Materials to Be Filed as Exhibits.
      ------  ---------------------------------

      Exhibit 1    --     Filing Agreement among Magnolia
                          Partners Limited Partnership,
                          Elsco, Inc. and Harry C.
                          Hagerty, III, dated April 6,
                          1995

      Exhibit 2    --     Magnolia Partners Limited
                          Partnership Agreement
                               SIGNATURE

      The undersigned persons certify, after reasonable inquiry and to the best of the undersigned persons' knowledge and belief, that the information set forth in this Statement is true, complete and correct.


Date:  April 11, 1995.


                                 MAGNOLIA PARTNERS, L.P.

                                 By   Elsco, Inc.
                                      Its General Partner

                                      By HARRY C. HAGERTY, III
                                         ----------------------------
                                         Harry C. Hagerty, III
                                         Its President


                                ELSCO, INC.

                                By HARRY C. HAGERTY, III
                                   ----------------------------------
                                   Harry C. Hagerty, III
                                   Its President



                                HARRY C. HAGERTY, III
                                -------------------------------------
                                HARRY C. HAGERTY, III